Exhibit 99.1

Leju Reports First Half Year 2023 Results

BEIJING, Aug. 31, 2023 /PRNewswire/ – Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial Highlights

•	Total revenues decreased by 6% year on year to $158.5 million.

•	Revenues from e-commerce services slightly decreased by 1% year on year to $131.2 million.
•	Revenues from online advertising services decreased by 26% year on year to $27.3 million.

•	Loss from operations was $23.5 million, compared to loss from operations of $64.8 million for the same period of 2022.

•	Non-GAAP[1] loss from operations was $17.3 million, compared to Non-GAAP loss from operations of $58.6 million for the same period of 2022.

•	Net loss attributable to Leju Holdings Limited shareholders was $19.4 million, or $1.42 loss per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $52.9 million, or $3.86 loss per diluted ADS, for the same period of 2022.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $14.6 million, or $1.06 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $48.0 million, or $3.50 loss per diluted ADS, for the same period of 2022.

“China's real estate industry remained sluggish during the first half of 2023, seeing a slight first-quarter rebound but then returning to a downward trend during the second quarter. Combined with the ongoing difficulties experienced by China’s real estate developers, these factors have created significant challenges for Leju's advertising and e-commerce operations,” said Mr. Geoffrey He, Leju’s Chief Executive Officer.

“Faced with these unprecedented market difficulties, we have adjusted our product structure and business direction to ensure the stability of our business and have been exploring new business opportunities. Responding to the significant changes in the supply and demand relationship of China’s real estate market, starting from the second quarter, local governments in multiple regions across the country have introduced measures to further optimize the real estate regulatory measures. Leju will take this opportunity to further consolidate our foundation and strive for new development opportunities while ensuring healthy operations.”

First Half 2023 Results

Total revenues were $158.5 million, a decrease of 6% from $169.4 million for the same period of 2022 mainly due to devaluation of the RMB. Total revenues demonstrated in RMB were RMB1,124.4 million, an increase of 3% from RMB1,091.6 million for the same period of 2022.

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See "About Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this press release.

Revenues from e-commerce services were $131.2 million, a slight decrease of 1% from $132.7 million for the same period of 2022, primarily due to devaluation of the RMB. Revenues from e-commerce services denominated in RMB were RMB931.0 million, an increase of 9% from RMB854.6 million for the same period of 2022. The E-commerce revenue of discount coupons decreased to $20.3 million from $132.7 million for the same period of 2022. The E-commerce revenue from the commission coupon business from the real estate developers was $110.9 million for the first half 2023 which commenced from the second half of 2022.

Revenues from online advertising services were $27.3 million, a decrease of 26% from $36.8 million for the same period of 2022. Revenues from online advertising services denominated in RMB were RMB193.4 million, a decrease of 18% from RMB237.0 million for the same period of 2022, primarily due to a decrease in property developers’ demand for online advertising.

Cost of revenues was $10.9 million, a decrease of 25% from $14.5 million for the same period of 2022, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses were $171.1 million, a decrease of 22% from $219.8 million for the same period of 2022, primarily due to the decreased bad debt provision and marketing expenses.

Loss from operations was $23.5 million, compared to loss from operation of $64.8 million for the same period of 2022. Non-GAAP loss from operations was $17.3 million, compared to non-GAAP loss from operations of $58.6 million for the same period of 2022.

Net loss was $19.5 million, compared to net loss of $52.8 million for the same period of 2022. Non-GAAP net loss was $14.6 million, compared to non-GAAP net loss of $47.9 million for the same period of 2022.

Net loss attributable to Leju Holdings Limited shareholders was $19.4 million, or $1.42 loss per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $52.9 million, or $3.86 loss per diluted ADS, for the same period of 2022. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $14.6 million, or $1.06 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $48.0 million, or $3.50 loss per diluted ADS, for the same period of 2022.

Cash Flow

As of June 30, 2023, the Company's cash and cash equivalents and restricted cash balance was $106.2 million.

First half 2023 net cash used in operating activities was $17.2 million, primarily comprised of non-GAAP net loss of $14.6 million, an increase in amounts due from related parties of $2.2 million, a decrease in amounts due to related parties of $3.4 million, and a decrease in accrued payroll and welfare expenses of $5.3 million, partially offset by an increase in other current liabilities and accrued expenses of $7.7 million.

About Leju

Leju Holdings Limited ("Leju") (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju's integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company's own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China's real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju's ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	123,378	100,689
Restricted cash	4,271	5,530
Accounts receivable, net	3,408	2,909
Prepaid expenses and other current assets	6,111	7,663
Customer deposits	3,860	—
Amounts due from related parties	2,476	4,648
Total current assets	143,504	121,439
Property and equipment, net	14,204	12,698
Intangible assets, net	12,458	7,136
Right-of-use assets	18,943	11,010
Deferred tax assets, net	25,457	24,537
Other non-current assets	1,545	1,149
Total assets	216,111	177,969

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	718	—
Accounts payable	654	325
Accrued payroll and welfare expenses	12,728	6,917
Income tax payable	25,203	21,729
Other tax payable	9,695	8,321
Amounts due to related parties	4,805	1,441
Advances from customers	43,100	47,965
Lease liabilities, current	5,038	2,833
Accrued marketing and advertising expenses	29,988	34,589
Other current liabilities	12,265	9,538
Total current liabilities	144,194	133,658
Lease liabilities, non-current	15,439	9,188
Deferred tax liabilities	3,518	2,182
Total liabilities	163,151	145,028
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized 137,172,601 and 137,839,249 shares issued and outstanding, as of December 31, 2022 and June 30, 2023, respectively	137	138
Additional paid-in capital	803,301	804,235
Accumulated deficit	(738,602)	(758,038)
Accumulated other comprehensive loss	(11,601)	(13,046)
Total Leju Holdings Limited shareholders’ equity	53,235	33,289
Non-controlling interests	(275)	(348)
Total equity	52,960	32,941
TOTAL LIABILITIES AND EQUITY	216,111	177,969

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended
	June 30,
	2022	2023
Revenues
E-commerce	132,654	131,260
Online advertising	36,783	27,272
Listing	11	—
Total net revenues	169,448	158,532
Cost of revenues	(14,474)	(10,913)
Selling, general and administrative expenses	(219,762)	(171,122)
Other operating income, net	25	5
Loss from operations	(64,763)	(23,498)
Interest income, net	1,515	545
Other income, net	801	23
Loss before taxes and loss from equity in affiliates	(62,447)	(22,930)
Income tax benefits	9,642	3,439
Loss before loss from equity in affiliates	(52,805)	(19,491)
Loss from equity in affiliates	—	—
Net loss	(52,805)	(19,491)
Less: net income attributable to non-controlling interests	47	(56)
Net loss attributable to Leju Holdings Limited shareholders	(52,852)	(19,435)

Loss per ADS:
Basic	(3.86)	(1.42)
Diluted	(3.86)	(1.42)
ADS used in computation of loss per ADS:
Basic	13,691,216	13,726,961
Diluted	13,691,216	13,726,961

The conversion of Renminbi ("RMB") amounts into reporting currency USD amounts is based on the rate of USD1 = RMB7.2258 on June 30, 2023 and USD1 = RMB7.0928 for the six months ended June 30, 2023

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Six months ended
	June 30,
	2022	2023
Net loss	(52,805)	(19,491)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(5,341)	(1,463)

Comprehensive loss	(58,146)	(20,954)

Less: Comprehensive income (loss) attributable to non-controlling interest	8	(73)

Comprehensive loss attributable to Leju Holdings Limited shareholders	(58,154)	(20,881)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended
	June 30,
	2022	2023
GAAP loss from operations	(64,763)	(23,498)
Share-based compensation expense	929	895
Amortization of intangible assets resulting from business acquisitions	5,279	5,279
Non-GAAP loss from operations	(58,555)	(17,324)

GAAP net loss	(52,805)	(19,491)
Share-based compensation expense	929	895
Amortization of intangible assets resulting from business acquisitions	5,279	5,279
Income tax benefit:
Current	—	—
Deferred[2]	(1,320)	(1,320)
Non-GAAP net loss	(47,917)	(14,637)

Net loss attributable to Leju Holdings Limited shareholders	(52,852)	(19,435)
Share-based compensation expense (net of non-controlling interests)	929	895
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	5,279	5,279
Income tax benefit:
Current	—	—
Deferred	(1,320)	(1,320)
Non-GAAP net loss attributable to Leju Holdings Limited shareholders	(47,964)	(14,581)

GAAP net loss per ADS — basic	(3.86)	(1.42)

GAAP net loss per ADS —diluted	(3.86)	(1.42)

Non-GAAP net loss per ADS —basic	(3.50)	(1.06)

Non-GAAP net loss per ADS —diluted	(3.50)	(1.06)

ADS used in calculating basic GAAP/non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	13,691,216	13,726,961

ADS used in calculating diluted GAAP/non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	13,691,216	13,726,961

2 Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended
	June 30,
	2022	2023
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	31,456	12,973
Number of discount coupons redeemed (number of transactions)	35,262	12,438
Number of commission coupons issued to prospective purchasers (number of transactions)	—	17,010
Number of commission coupons redeemed (number of transactions)	—	17,010